Notice of Exempt Solicitation

NAME OF REGISTRANT: JPMorgan Chase & Co.

NAME OF PERSON RELYING ON EXEMPTION: Union of Concerned Scientists

ADDRESS OF PERSON RELYING ON EXEMPTION: Two Brattle Square, Cambridge, MA 02138

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

Dear JPMorgan Chase Shareholders:

We are writing to urge you to VOTE “FOR” Item 6 on the proxy card, asking the Firm to adopt a policy for a time-bound phase-out of lending and underwriting to projects and companies engaging in new fossil fuel exploration and development. This proposal is intended, in the discretion of board and management, to enable support for JPM's energy clients' low-carbon transition.

We submit for your consideration a letter led by the Union of Concerned Scientists (UCS) and signed by more than 1,300 scientists from around the world that calls on shareholders to support this resolution. The letter emphasizes the global scientific consensus that without transformative and concerted action to rein in heat-trapping emissions, the planet will likely exceed 1.5°C of warming – at which point the risk of grave impacts for people, livelihoods, and ecosystems significantly increases – within the next 10-15 years.

While in its proxy statement JPM urges continued engagement with fossil fuel-intensive clients, the reality is that no major fossil fuel companies have set emissions reduction goals aligned with the Paris Climate Agreement.1 Meanwhile, solutions to rapidly end our reliance on fossil fuels and transition to a just, clean energy economy are available. UCS research has laid out some of the pathways, including in A Transformative Climate Action Framework (2022)2 and On the Road to 100 Percent Renewables (2022).3

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1 Li, Mei, Gregory Trencher, and Jusen Asuka. 2022. “The Clean Energy Claims of BP, Chevron, ExxonMobil and Shell: A Mismatch between Discourse, Actions and Investments.” Edited by Yangyang Xu. PLOS ONE 17 (2): e0263596. https://doi.org/10.1371/journal.pone.0263596; O’Connor, Maeve, and Mike Coffin. 2022. Absolute Impact 2022: Why Oil and Gas Companies Need Credible Plans to Meet Climate Targets. Carbon Tracker. https://carbontracker.org/reports/absolute-impact-2022/; Climate Action 100+. 2022. Net Zero Company Benchmark. https://www.climateaction100.org/net-zero-company-benchmark/; Engine No. 1. 2021. “Reenergize ExxonMobil: Summary Investor Presentation.” May. https://reenergizexom.com/documents/Investor-Presentation-Summary-May-2021.pdf; Australasian Centre for Corporate Responsibility. 2022. “Initiation of Coverage: BP - BP’s Transition Strategy, It’s Not What You Think.” https://www.accr.org.au/research/initiation-of-coverage-bp/; Australasian Centre for Corporate Responsibility. 2021. “Initiation of Coverage: Royal Dutch Shell (RDS) - A Two-Part Report on Royal Dutch Shell’s Climate Transition Strategy.” https://www.accr.org.au/research/initiation-of-coverage-royal-dutch-shell-rds-1/; Maloney, Carolyn B., and Ro Khanna. 2022. “Investigation of Fossil Fuel Industry Disinformation.” Memorandum, September 14, 2022. Congress of the United States, House of Representatives, Committee on Oversight and Reform. https://oversightdemocrats.house.gov/sites/democrats.oversight.house.gov/files/2022.09.14%20FINAL%20COR%20Supplemental%20Memo.pdf; World Benchmarking Alliance. 2021. 2021 Oil and Gas Benchmark: Measuring the 100 Most Influential Companies on Their Progress to 1.5°C. https://www.worldbenchmarkingalliance.org/publication/oil-and-gas/

2 Baek, Youngsun, Ted Boettner, Rachel Cleetus, Steve Clemmer, Camilo Esquivia-Zapata, Chandra Farley, Brett Isaac, et al. 2021. A Transformative Climate Action Framework: Putting People at the Center of Our Nation’s Clean Energy Transition. Cambridge, MA: Union of Concerned Scientists. https://www.ucsusa.org/clean-energy-transformation

3 García, Paula, Ashtin Massie, Bridget Saunders Vial, Edyta Sitko, James Gignac, John Rogers, John Walkey, et al. 2022. On the Road to 100 Percent Renewables: States Can Lead an Equitable Energy Transition. Cambridge, MA: Union of Concerned Scientists. DOI: 10.47923/2022.14533

We urge you to take the scientific evidence into account and VOTE “FOR” Item 6. The full letter is available below.

April 10, 2023

To: JPMorgan Chase Shareholders

As scientists and researchers, we strongly urge you to vote "yes" on the "Time-Bound Phase-Out of New Fossil Fuel Exploration and Development" resolution being proposed at the JPMorgan Chase Annual General Meeting this year. This resolution would encourage JPMorgan Chase to stop providing financing, including loans, bonds, and underwriting, to companies engaged in fossil fuel expansion. By making this commitment, JPMorgan Chase could signal its intention to advance the clean energy transition and help ensure a safer future for people and our planet.

This resolution is an important step towards a goal of no expansion. "No expansion" as a framework means that JPMorgan Chase should not provide support for any company building new or expanded coal mines, new or expanded coal-fired power plants, or other coal infrastructure. Nor should it back companies opening new oil and gas reserves for extraction; exploring for new oil and gas reserves; constructing new or expanded pipelines, LNG terminals, or other midstream infrastructure; or building out new or expanded gas-fired power plants, refineries, or other infrastructure related to the burning of fossil fuels.

"No expansion" does not mean shutting down all fossil fuels overnight. Banks may still finance companies that continue to operate existing fossil fuel infrastructure, while helping to incentivize a just transition to a clean energy economy, including investing in workers and communities.

There is global scientific consensus4 that without transformative and concerted action to rein in heat-trapping emissions, the planet will likely exceed 1.5°C of warming within the next 10-15 years.5 Scientists agree that the risk of grave impacts for people, livelihoods, and ecosystems—including potential irreversible climate tipping points—will increase if we exceed 1.5°C of warming. Yet the global emissions trajectory remains far off track from where it needs to be.6 In commenting on the International Energy Agency's (IEA) comprehensive 2021 report7 about what is required to meet global climate targets, Dr. Fatih Birol, the executive director of the widely respected IEA and a leading energy economist, said, "there can be no new investments in oil, gas, and coal, from now—from this year."8

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4 IPCC (Intergovernmental Panel on Climate Change). 2022. Climate Change 2022: Mitigation of Climate Change. Contribution of Working Group III to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change [P.R. Shukla, J. Skea, R. Slade, A. Al Khourdajie, R. van Diemen, D. McCollum, M. Pathak, et al. (eds.)]. Cambridge, UK, and New York, NY, USA: Cambridge University Press. doi: 10.1017/9781009157926

5 Diffenbaugh, Noah S., and Elizabeth A. Barnes. 2023. “Data-Driven Predictions of the Time Remaining until Critical Global Warming Thresholds Are Reached.” Proceedings of the National Academy of Sciences 120 (6): e2207183120. https://doi.org/10.1073/pnas.2207183120

6 UNEP (UN Environment Programme). 2022. Emissions Gap Report 2022. Nairobi, Kenya. https://www.unep.org/resources/emissions-gap-report-2022

7 IEA (International Energy Agency). 2021. Net Zero by 2050: A Roadmap for the Global Energy Sector. Paris, France. https://www.iea.org/reports/net-zero-by-2050

8 Harvey, Fiona. 2021. “No New Oil, Gas or Coal Development If World Is to Reach Net Zero by 2050, Says World Energy Body.” The Guardian, May 18, 2021. https://www.theguardian.com/environment/2021/may/18/no-new-investment-in-fossil-fuels-demands-top-energy-economist

JPMorgan Chase has an opportunity to lead on this issue by listening to science, ceasing to fund companies engaged in fossil fuel expansion, and supporting the buildout of clean energy infrastructure. Sadly, the bank has instead been reckless, providing more than $382 billion in financing for fossil fuel companies since the adoption of the Paris Agreement in 2015,9 including $65.44 billion to the top 20 companies engaged in the greatest amount of fossil fuel expansion.10 Climate change is a systemic and growing risk to our economy, yet it is not priced into most market decisions today because of multiple market failures. Research from the Union of Concerned Scientists, among many others, shows that climate change stands to have a negative impact on a range of economic issues, from an increased risk of lost workdays and wages due to extreme heat11 to extensive loss in property value and tax-base erosion from sea level rise.12

The expansion of fossil fuel operations also continues to be a significant contributor to environmental injustice,13 human rights abuses,14 and violations of the rights and sovereignty of Indigenous Peoples.15 Climate impacts have and continue to hurt marginalized communities first and worst, exacerbating inequities in the United States and around the globe. In recent years, we have seen all too clearly—in the form of devastating storms, record-breaking heatwaves, extensive droughts, and destructive wildfires—that the impacts of climate change are already here; and these kinds of impacts will continue to worsen unless policymakers and those in the private sector take bold action to decarbonize and transition to a clean energy-based economy. It is vital that all institutions in our society fully commit to advancing a just energy transition that will deeply cut heat-trapping emissions and local pollution; invest in diversifying economic opportunities for fossil fuel-dependent workers and communities, including good-paying jobs in the clean energy industry; and develop climate-resilient infrastructure that can withstand the coming challenges of living in a warming world.

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9 Kirsch, Alison, Grant Marr, Jason Opeña Disterhof, Henrieke Butijn, Johan Frijns, Maaike Beenes, Alberto Saldamando, et al. 2022. Banking on Climate Chaos: Fossil Fuel Finance Report 2022. Rainforest Action Network, BankTrack, Indigenous Environmental Network, Oil Change International, Reclaim Finance, Sierra Club, and urgewald. https://www.bankingonclimatechaos.org/wp-content/themes/bocc-2021/inc/bcc-data-2022/BOCC_2022_vSPREAD.pdf

10 Kirsch, Alison, Grant Marr, Jason Opeña Disterhof, Henrieke Butijn, Johan Frijns, Maaike Beenes, Alberto Saldamando, et al. 2022. “Banking on Climate Chaos: Explore the Data.” https://www.bankingonclimatechaos.org/#data-panel

11 Dahl, Kristina, and Rachel Licker. 2021. Too Hot to Work: Assessing the Threats Climate Change Poses to Outdoor Workers. Cambridge, MA: Union of Concerned Scientists. https://doi.org/10.47923/2021.14236

12 Dahl, Kristina, Rachel Cleetus, Erika Spanger-Siegfried, Shana Udvardy, Astrid Caldas, and Pamela Worth. 2018. Underwater: Rising Seas, Chronic Floods, and the Implications for US Coastal Real Estate. Cambridge, MA: Union of Concerned Scientists. https://www.ucsusa.org/resources/underwater

13 Communities for a Better Environment. n.d. “Environmental Justice.”Accessed April 7, 2023. https://www.cbecal.org/issues/environmental-justice/

14 Greer, Nan M. 2021. Chevron’s Global Destruction: Ecocide, Genocide, and Corruption. https://chevronsglobaldestruction.com/chevrons_global_destruction_report.pdfttps://www.cbecal.org/issues/environmental-justice/

15“Investor Statement on Line 3, Oil Sands Projects, and FPIC.” 2022. https://www.colorado.edu/program/fpw/sites/default/files/attached-files/line_3_investor_statement_sign-on_2022-03-30_final.pdf

JPMorgan Chase is an internationally known and respected bank. By ending support for fossil fuel expansion, it could help set the global stage for a just transition to a more sustainable and livable future while acting decisively to protect its shareholders and the wider economy from the financial shocks associated with worsening climate change. This is no less than what science requires to keep our planet a livable place for current and future generations, including our children and grandchildren.

As scientists, and as people deeply concerned about the climate crisis, we urge you to support the "Time-Bound Phase-Out of New Fossil Fuel Exploration and Development" resolution, as an important and necessary step towards ending financing for fossil fuel expansion. Additionally, we encourage you to support all other resolutions that would promote the rapid decarbonization of our economy, advance a just transition to clean and renewable energy, and protect Indigenous sovereignty. Please use your vote at this year's shareholder meeting to help protect people and our planet from climate chaos.

Sincerely,
(affiliations listed for identification purposes only)

Pep Canadell, Ph.D., Executive Director, Global Carbon Project, CSIRO, Australia

Rachel Cleetus, Ph.D., Union of Concerned Scientists

Joel Clement, M.E.S., Belfer Center for Science and International Affairs, Harvard Kennedy School

Brenda Ekwurzel, Ph.D., Union of Concerned Scientists

Peter Gleick, Ph.D., Member, US National Academy of Sciences and MacArthur Fellow

Ayana Elizabeth Johnson, Ph.D., Urban Ocean Lab

Sarah E. Myhre, Ph.D., Glaser Progress Foundation

Nezahualcoyotl Xiuhtecutli, Ph.D., General Coordinator, The Farmworker Association of Florida

Gary Yohe, Ph.D., Wesleyan University (Emeritus); longtime senior member of the IPCC and Vice-Chair of the Third US National Climate Assessment

Douglas Abbott, M.A./M.S.

Gail Abend, M.A./M.S.

Peter Abrams, Ph.D., University of Toronto

Robert Abrams, Ph.D., Muons, Inc.

Christopher Aceto, M.A./M.S. candidate

Frank Jay Ackerman, M.A./M.S.

Paul G. Adams, M.A./M.S.

Dave Adams, M.A./M.S., Procept BioRobotics

Peter Adams, M.B.A.

Bharat Shrirang Adarkar, M.A./M.S.,

Gary Adler, M.A./M.S.

Ken Adler, M.A./M.S.

Mona Gustafson Affinito, Ph.D.

Donna Albert, M.A./M.S.

Ron L. Alberty, Ph.D.

Roland Alcock, Ph.D.

Michele Alexander, Ph.D.

Margaret Alic, Ph.D.

William Allen, Ph.D.

August Allen, M.A./M.S.

John W. Allis, Ph.D.

Nabeel A. Alshamma, M.A./M.S.

Magda Altman, Ph.D.

Anne Altor, Dr. P.H.

Arshad Ameen, M.A./M.S. candidate

Kristen Ammons, Ph.D. candidate

Nadim Anani, Ph.D.

Marc Anderson, M.A./M.S. candidate

Caryn Anderson, M.D.

Virginia Anderson, Ph.D.

John W. Andes, M.A./M.S.

Kurt Annen, Ph.D.

Luisa Appleman, Ph.D., Oregon Health & Science University

Laurie Archambault, M.A./M.S.

Scott Archer-Nicholls, Ph.D., University of Manchester

William Armbruster, Ph.D.

Dave Arndt, B.A./B.S.

Susi Arnott, Ph.D.

Clive Ashworth, Ph.D., Accord Energy Solutions

Mark Aubuchon, B.A./B.S.

George Avrunin, Ph.D.

Nancy Axelrod, Ph.D.

Stephen Bachhuber, M.D.

James Bachman, M.A./M.S.

Howard A. Baer, Ph.D.,

Mark Bailey, Ph.D.

Cate Bailey, M.R.C.Psych., M.Res.

Norman Baker, Ph.D.

Wilber Baker, Ph.D.

Amani Bakri, Ph.D.

Roger C. Bales, Ph.D., University of California, Merced

John R. Balmes, M.D., University of California, San Francisco and Berkeley

Michael Balsai, Ph.D.

Virginia Barber, M.D.

Ron L. Bardell, Ph.D.

Brittany Barker, Ph.D., Oregon State University

William Barnard, Ph.D.

Lara Barnes, M.P.H. candidate

Alexander Barnett, Ph.D.

Cassandra Barnhart, M.P.H.

Oron Bass, Jr., M.A./M.S.

Jerry Sue Bassalleck, Ph.D.

Gertrude Battaly, M.A./M.S.

Mark Battle, Ph.D., Bowdoin College

Ernst Bauer, Ph.D.

Hal R. Bauer, Ph.D.

David Bauman, Ph.D., Institut de Recherche pour le Développement

Richard Baumgartner, Ph.D.

Richard Baumgartner, Ph.D.

Fred Baurer, M.D.

William G. Bauza, M.A./M.S.

Gary Baxel, B.A./B.S.

Eric Beam, B.A./B.S.

Elizabeth Beaudoin, D.V.M.

Jennifer L. Becker, M.A./M.S.

Joel Becker, M.A./M.S., Sr. Member, Institute of Electrical and Electronics Engineers

Nola M. Becket, M.A./M.S.

William S. Beckett, M.D.

Connor Behan, Ph.D., University of Oxford

Bradford Behr, Ph.D.

Richard H. Behrman, Ph.D., Boston University

Jessica Bellas, M.A./M.S.

Nancy Belmore, Ph.D.

Robert Bench, M.A./M.S.

Douglas Jeffrey Bender, Ph.D.

Douglas M. Benedict, M.A./M.S.

Elyce M. Benham, M.A./M.S.

Bryan Bennett, B.A./B.S.

Joel P. Berger, Ph.D.

Michael Bergman, Ph.D.

Joseph Berkson, M.D., Washington Physicians for Social Responsibility

Harvey Berman, M.D.

Julie Bernstein, Ph.D.

Rebecca J. Berry, M.A./M.S.

Martha Bibb, D.M.D.

Barb Binder, B.A./B.S.

Tamsen Binggeli, M.A./M.S.

Kevin Bissonnett, D.V.M.

David Bixler, M.D.

Jason Black, M.A./M.S. candidate

Chris Black, M.A./M.S.

Eugene Blanck, M.A./M.S.

Elliott Blass, Ph.D.

Stu Blechner, D.D.S.

Michael Bleicher, Ph.D.

Richard C. Blish II, Ph.D.

John R. Bloszies, D.V.M.

Robert Bloyer, D.O. candidate

Theresa Blumfelder, M.D.

John David Bohlin, Ph.D.

Susan Bollinger, Ph.D.

S. Thomas Bond, Ph.D.

Bruce Bonecutter, Ph.D., Lawndale Christian Legal Center

John Booker, Ph.D.

Victoria Borowicz, Ph.D., Illinois State University

Vivian Bosque, Ph.D., Nova Southeastern University (Retired)

Ervin Bossanyi, Ph.D.,

J. Michael Bossert, M.A./M.S.

Helen Boucher, Ph.D., Bates College

Jan Boudart, M.A./M.S.

Kathryn Bourgoin, M.D.

Carla Bowman, M.A./M.S.

Richard Boyce, Ph.D., Northern Kentucky University

Rebecca Bozarth, D.V.M.

Patricia Bradford, M.A./M.S.

Susan Brady, Ph.D., University of Rhode Island

Spyros Braoudakis, Ph.D.

Rick Brazitis, M.A./M.S.

Gail F. Breakey, M.P.H., University of Hawaiʻi

Douglas S. Bressler, D.D.S.

Peter A. Brezny, M.A./M.S.

Jonathan Brier, Ph.D. candidate

Roselie Bright, Sc.D.

Keith F. Brill, M.A./M.S.

Pat Brooks, M.A./M.S.

Laura J. Brown, Ph.D.

Kevin P. Brown, Ph.D.

Patricia Brown, M.A./M.S.

Megan Brown, M.A./M.S. candidate

Kevin P. Brown, Ph.D.

Marie Brown-Wagner, M.D.

Barbara Brunell, M.A./M.S.

James C. Bruvold, B.A./B.S.

David Bryan, M.A./M.S.

Barbara Bryce, Ph.D.

Joan E. Budd, M.D.

Paul Bui, B.A./B.S.

Alison Buist, Ph.D.

Clark Bullard, Ph.D.

Silvia Bunge, Ph.D.

Imogen Bunting, Ph.D. candidate, Victoria University of Wellington

Theodore Burger, M.D.

John T. Burgess, M.A./M.S.

Gordon M. Burghardt, Ph.D., University of Tennessee

John Leonard Burke, M.P.H.

Patsy Burnett, M.A./M.S.

Karolyn Burns, M.A./M.S.

John Burridge, M.A./M.S.

Janet Burrows, M.A./M.S.

Patrick Burton, Ph.D.

Martin Bush, Ph.D.

Leah Bush, M.D.

Grahame Buss, Ph.D.

Hooman Bustani, M.A./M.S.

Janine Busz, B.A./B.S.

Joseph Buttner, Ph.D.

Tara Bylsma, M.D.

Rubén Mario Caffera Cosenza, Ph.D.

Astrid Caldas, Ph.D., Union of Concerned Scientists

George Calder, Ph.D.

Elizabeth Cambray, M.A./M.S.

Ruby Campbell, Ph.D.

John Campbell, B.A./B.S. candidate

Carla Campbell, M.D.

Christian Camphire, M.A./M.S.

Robert S. Capers, Ph.D.

Joseph Caravano, B.A./B.S.

David Carlson, Ph.D.

Andrew Carman, Ph.D.

Michael Carpenter, Ph.D.

Margaret Carreiro, Ph.D., University of Louisville (Retired)

Bobb Carson, Ph.D.

Peter Carter, M.D.

Steve Cartwright, Ph.D.

Elizabeth Case, Ph.D. candidate, Lamont-Doherty Earth Observatory

Monica Casper, Ph.D., San Diego State University

Kicab Castaneda-Mendez, M.A./M.S.

Miguel Castro-Colin, Ph.D.

Elaine Caton, Ph.D.

Terrill Chang, M.A./M.S.

Louise Chatlynne, Dr. P.H.

Ted Cheeseman, Ph.D. candidate, Southern Cross University

Melvin Cheitlin, M.D.

Kristen Cheney, Ph.D.

Justin Chernow, Ph.D.

Jenine Chiles, Psy.D.

Jason Chinn, M.A./M.S.

Mark J. Chopping, Ph.D.

John Christopher, B.A./B.S.

Rose Christopherson, M.D.

Janet C. Ciegler, M.A./M.S.,

Thomas M. Cislo, M.A./M.S.

Pete W.B. Clapham, Jr., Ph.D.

Terry Clarbour, M.D.

Joseph Cleary, Ph.D.

Ruth Clifford, Ph.D.

Todd Cochran, Ph.D.

Edward Coe, Ph.D.

Carol J. Cogswell, M.A./M.S.

Natalie S. Cohen, Ph.D.

Rajal Cohen, Ph.D.

Charles Cohen, Ph.D.

Susan Cohen, M.A./M.S.

Mike Cohn, D.V.M.

Richard Coin, B.A./B.S.

Margery Cole, Dr. P.H.

Bruce B. Collette, Ph.D.

Michelle Collins, Ph.D.

Paul M. Collins, Jr., D.O., University of North Carolina at Chapel Hill

Debi Combs, M.P.H.

Douglas Conant, Ph.D.

Jeffrey K. Conner, Ph.D., Michigan State University

Darrell Coons, Ph.D.

Larry Cooper, M.A./M.S.

Robin Cooper, M.D., Climate Psychiatry Alliance, University of California San Francisco

John Cornely, Ph.D.

David Cosman, Ph.D.

Charles Coston, Ph.D.

Alan Cottey, Ph.D., University of East Anglia

Cris Cowley, M.D.

Tony P. Crabb, B.A./B.S., Puma Springs Vineyards

David L. Craft, M.A./M.S.

Ann Craig, M.D.

Scott Crass, Ph.D.

Margaret M. Craven, M.D.

Morgan Crawford, M.P.H.

Jeffrey Creque, Ph.D., Carbon Cycle Institute

William Crosby, B.A./B.S.

David Cross, B.A./B.S.

Paul Crovella, Ph.D.

Don Crozier, M.A./M.S., Boeing (Retired)

Kevin M. Crupi, M.A./M.S., Pennsylvania State University

Laurette Cucuzza, M.P.H.

Donald Cuming, M.A./M.S.

David Cupples, Ph.D.

Sandra L. Curry, Ph.D.

John Curtis, M.B.A.

John Curtis, Ph.D.

Shelley Dahlgren, Ph.D.

Byron Dale, Ph.D.

Barry Daly, M.D., University of Maryland, Baltimore

Barbara Daoust-Westbrooks, M.P.H., University of Michigan (Retired)

Wayne Darnell, B.A./B.S.

Ian Darnton-Hill, M.D.

John Darovec, Jr., M.A./M.S.

Camille Annette D'Ascoli, Ph.D.

Paul C. Davidson, M.D., Piedmont Hospital

Craig Davidson, Ph.D.

Howard Davidson, Ph.D.

Gary Davis, Ph.D.

Edward Daw, Ph.D., University of Sheffield

Richard Dawson, B.A./B.S.

Robert J. De Leys, Ph.D.

Em Dean, M.A./M.S., Open University

Mason Deaver, M.A./M.S.

Alex DeCicco, M.A./M.S.

Mary Ellen DeClue, M.A./M.S.

Martha Ann Delaney, D.V.M.

Guillaume Delhaye, Ph.D., Royal Botanic Gardens, Kew

Elizabeth DeLyria, Ph.D.

Teresa Demaio, M.A./M.S.

Susan L. Deppe, M.D., The Tomkins Institute

Jim H. Derzon, Ph.D.

Alan W. DeSilva, Ph.D.

Ingrid Desilvestre, M.A./M.S.

John Devendorf, Ph.D.

Loren Devito, Ph.D.

Susan Diaz, M.D.

Michael Dickinson, M.D.

Martha Dickinson, Ph.D.

Davis Diehl, D.V.M.

Thomas Dignes, Ph.D.

Barbara Dincau, Ph.D.

Martin T. Donohoe, M.D.

Philip Dooley, B.A./B.S.

Llyn Doremus, M.A./M.S., Washington State Department of Ecology

Ann Dorsey, M.A./M.S.

Amy Douglass, Dr. P.H.

David Dow, Ph.D.

James Downward, Ph.D.

Marvin Drake, Ph.D.

Tara Drozdenko, Ph.D., Union of Concerned Scientists

James D. Dryer, M.A./M.S.

Rachit Dubey, Ph.D.

Marc Dumas, M.D.

Cathie Dunal, M.D.

Tithi Dutta Roy, Ph.D.

Hope Ebert, M.A./M.S. candidate

Karen Eckert, Ph.D.

Cynthia Edney, M.A./M.S.

Peter Egan, Ph.D.

Jeannette Eggers, Ph.D.

Erica Ehrhardt, Ph.D., University of Cologne

Carol H Ehrlich, Ph.D., American Speech-Language-Hearing Association

Jon N. Eikenberry, Ph.D.

Jeff Elison, Ph.D., Adams State University

Wallace Elton, Ph.D., UCLA

Lawrence Emerson, B.A./B.S.

Sol Walter Englander, Ph.D., University of Pennsylvania

Eileen Entin, Ph.D.

Ellen Epstein, M.A./M.S.

Alexander C. Esche, M.A./M.S.

Rhea Esposito, Dr. P.H.

Richard Evans, Ph.D.

Linda Evinger, M.A./M.S., University of Southern Indiana

William Faber, Ph.D.

Kathleen Fagan, M.D.

Timothy Fagan, M.D.

Hannah Fair, Ph.D., University of Oxford

Bart Farell, Ph.D.

John C. Farmer, M.A./M.S.

Susan Feathers, M.A./M.S.

Steven R. Federman, Ph.D.

Tracy Feldman, Ph.D.

Ryszard Feldman, Ph.D. candidate

John Felton, Ph.D., University of Evansville

David B. Fenner, Ph.D., Physical Sciences Inc.

Stephen J. Ferry, M.A./M.S.

Manuel E. Fiadeiro, Ph.D.

Linda Fielder, Ph.D.

Quentin Fischer, Ph.D.

Austin Fite, M.D.

Teresa Fleener, M.A./M.S.

Stephan D. Flint, M.A./M.S.

Adam Flogel, M.A./M.S.

Vincent Florio, Ph.D.

Heather Flueger, M.P.H., Minnesota Department of Health

Mary Margaret Flynn, M.D.

Mark H. Follansbee, Ph.D.

Darrel Follman, M.A./M.S.

William J. Forrest, Ph.D.

Patricia G. Foschi, Ph.D.

John Fowler, Ph.D., Caltech

Rachel Fredericks, Ph.D.

Anne Chenicek Freeman, M.A./M.S.

Patricia Frey, M.A./M.S.

Robert Frischmuth, M.A./M.S.

Monica Frolander-Ulf, Ph.D.

Dennis Froman, B.A./B.S.

Tom Frost, Ph.D.

Patricia Frost, M.A./M.S.

Doug J. Frugé, M.A./M.S.

Peter Frumhoff, Ph.D., Harvard University

Alan Fryar, Ph.D.

Kay C. Gabriel, M.A./M.S., University of Wisconsin-Madison

Juan C. Gallardo, Ph.D.

Kevin Gallen, B.A./B.S.

Peter Galvani, Ph.D.

James M. Gambino, Jr., B.A./B.S.

Sharma Gaponoff, M.A./M.S.

Marc Garcelon, Dr. P.H., University of Missouri-Kansas City

Albert Garcia-Romeu, Ph.D.

Victoria Annette Rose Gardner, Ph.D.

Jan Gardner, M.D.

Paul A. Gardner, Ph.D.

Jenene G. Garey, Ph.D.

Michael Garrick, Ph.D.

Steven D. Gary, M.A./M.S.

Alvaro Garza, M.D.

Charles Gasparovic, Ph.D.

Michael Gawel, M.A./M.S.

Asa R. Gawthrop, M.A./M.S.

David M. Gay, Ph.D.

Barbara Gelder, Ph.D.

Pamela Gendlek, M.A./M.S.

Stephanie Geuns-Meyer, Ph.D.

Suhas Ghatge, M.A./M.S.

Joseph Ghiloni, Jr., M.A./M.S.

Sara Gibson, M.D.

Steve Gilbert, M.A./M.S., South Carolina Wildlife Federation

Daniel A. Gilmore, M.A./M.S.

Maurine Gilmore, M.A./M.S.

Martha Gilmore, Ph.D.

Val R. Gizinski, M.A./M.S.

Karen Ann Glennemeier, Ph.D.

Rebecca Gluskin, Ph.D.

Gary Goldberg, M.D.

Daniel Goldberg, Ph.D.

Steven Goldstein, M.D., Northwell Health

Donald Goldstein, Ph.D.

Peter J. Gollon, Ph.D.

Rosa Gomez, M.A./M.S.

Anthony Goodchild, Ph.D., Animal and Plant Health Agency (Retired)

Margaret S. Goodman, M.A./M.S.

Ron Goodman, Ph.D.

Beverly Goodman, M.D.

Nayvin Gordon, M.D.

Deborah Gordon, Ph.D.

Bill Gorham, Ph.D.

Anita Gould, Ph.D.

Lise Grace, M.A./M.S.

Marcia Grady, Ph.D.

Meghan Graham, Ph.D.

David M. Grant, M.D.

Royal Graves, M.A./M.S., The Ohio State University (Emeritus)

Dick J. Gray, B.A./B.S.

Adele Greaves, Ph.D., Beacon House Therapeutic Services and Trauma Team

Jay R. Greenberg, Ph.D.

David Greenfield, M.D.

Jill Greer, Ph.D.

Brian A. Gregg, Ph.D., National Renewable Energy Laboratory

Michael Gresko, M.A./M.S.

Gregory Grether, Ph.D., UCLA

Philip Gribosky, Ph.D.

Georgia Griffin, D.O., University of Washington

Roger Griffioen, Ph.D.

Sarah Bailey Griscom, Ph.D.

Donalyn Gross, Ph.D.

David B. Gross, M.A./M.S.

Felicito D. Guerrero, Jr., Ph.D.

Andrew Guertin, Ph.D. candidate

Aren Gunderson, M.A./M.S., University of Alaska Museum

Thomas J. Guobis, M.A./M.S.

David Gurarie, Ph.D.

J. Barry Gurdin, Ph.D.,

Geoffrey D. Guttmann, Ph.D., Texas Tech University Health Sciences Center El Paso

Geza Gyuk, Ph.D., Adler Planetarium

Christina Haag, M.S.N., R.N., NPD-BC

Linda Haaland, Ph.D. candidate, Norwegian University of Science and Technology

Joel Haber, Ph.D.

Todd T. Hahn, M.A./M.S., Texas Instruments

Michael W. Hair, Ph.D.

Joan Hakimi, Psy.D.

John Hall, M.A./M.S.

Diana Hall, M.S., J.D.

Bobbi Hall, Ph.D.

Denis Hall, Ph.D.

Robert Hall, Ph.D.

James Marcell Hall, M.A./M.S.

Leah Hallow, Ph.D.

Charles B. Halpern, Ph.D.

Stephen Hamilton, Ph.D., Cary Institute of Ecosystem Studies

Robin Hamlin, M.A./M.S.

Robert M. Hamm, Ph.D., University of Oklahoma

Kenneth Hammond, Ph.D.

Gerald Hankins, Ph.D., West Virginia State University

James Hansler, B.A./B.S.

James H. Hanson, M.D.

Stephen Hanzely, Ph.D., Youngstown State University

John T. Hardy, M.A./M.S.

John Haresch, M.D.

Jack Harlan, Ph.D.

Patricia P. Harlow, Ph.D.

Marilynn Harper, M.A./M.S.

Fred A. Harris, Ph.D.

David J. Harris, M.D.

James S. Harris, Ph.D.

Brenda Harrison, Ph.D.

Mary Harte, Ph.D.

Richard C. Haskell, Ph.D., Harvey Mudd College

Jeanette Hassin, Ph.D.

Molly P. Hauck, Ph.D.

William Hausdorff, Ph.D.

Rainer Hauser, Ph.D.

Bruce Hawkins, Ph.D., Smith College

Catherine Grace Hawthorne, M.D.

Steven Hayashi, M.A./M.S., Cisco Systems, Inc (Retired)

John T. Hayes, Ph.D.

Norman Hazzard, M.A./M.S.

Sharon Heath, M.A./M.S.

Jo Anna Hebberger, Ph.D.

Mary Croft Hebblewhite, Ph.D.

Joy E. Hecht, Ph.D.

Richard O. Heck, M.D., Sonoran Sky Pediatrics

Bette Hecox-Lea, Ph.D.

Beverly M. Hector-Smith, M.A./M.S.

A. Ali Heggo, Ph.D.

Daniel Heiter, M.A./M.S.

Yseult Hejja-Brichard, Ph.D.

Donald Helm, Ph.D.

Carl S. Helrich, Ph.D.

Don W. Henderson, Ph.D.

Sian Henley, Ph.D.

David Henning, M.A./M.S., Ministry Home Care Plus

Martha Henze, M.A./M.S.

Tom Herman, M.A./M.S.

Hans R. Herren, Ph.D., Millennium Institute

Katrin Herzhauser, M.A./M.S. candidate

Elizabeth Hicks, Ph.D.

Alfred Higgins, M.D.

Phil Higham, Ph.D.

Tarek Hijaz, M.D.

Peter H. Hildebrand, Ph.D., NASA (Retired)

Jonathan I. Hill, B.A./B.S.

William F. Hilton, Jr., Ph.D., American Psychological Association

Eric Hintsa, Ph.D., CIRES

L. Stuart Hirai, M.A./M.S.

Deb Hirt, Ph.D.

Nancy Hiser, M.A./M.S.

Mark Hixon, Ph.D., University of Hawaiʻi at Mānoa

Bruce Hlodnicki, M.D.

Lynn Hoang, M.D.

Rob Hoeffler, M.A./M.S.

Walter R. Hoeh, Ph.D.

Steven T. Hoelke, M.A./M.S.

Joan Hoff, Ph.D.

Alan Hoffman, M.D.

Robert Hoffman, M.D., UCLA

David Hogness, M.D.

Susan Holland, M.A./M.S.

Michelle Holliday, Ph.D.

John Holtzclaw, Ph.D., Sierra Club

Dale Holzschuh, B.A./B.S.

John Hoover II, M.D.

Kathleen Hornberger, Ph.D., Widener University

William Horne, Ph.D.

Ben Horner-Johnson, Ph.D.

Edward Hubbard, Ph.D.

Susan Hubbard-Reeves, M.P.H.

Ronald Hubert, M.B.A., Northern Arizona University

Amihan S. Huesmann, Ph.D.

Lisa Hughes, Ph.D.

Cynthia Hull, M.A./M.S.

Maizie Humm, M.P.H.

Roberta Humphreys, Ph.D.

Stephen Hunt, M.A./M.S.

Robbie Hussain, Ph.D. candidate

Shigeyo Hyman, M.A./M.S.

Kathleen Hynes, M.A./M.S.

Noreen Hyre, M.A./M.S.

Robin Dyan Ikeda, M.A./M.S.

Michael Iltis, Ph.D.

Marc Imlay, Ph.D.

Monika Ivancic, Ph.D.

Aubrey Iwanicki, Ph.D. candidate

Richard Jackson, M.D.

Richard J. Jackson, M.D., UCLA Fielding School of Public Health

Trudy Jacobs, D.V.M.

Arnaud Jacobs, Ph.D., Royal Belgian Institute of Natural Sciences

Don Jacobson, B.A./B.S.

Zachary Jacobson, Ph.D.

Karen Jacques, Ph.D.

Jennifer Jacquet, Ph.D.

Preeti Jaggi, M.D.

Arthur Jameson, Ph.D., RJH Scientific, Inc

Edwin Jaros, M.A./M.S.

Rosey Jarvis, M.A./M.S., Royal Botanic Gardens, Kew

Jo Ann Jeffries, M.A./M.S.

Steven F. Jennings, Ph.D., University of Arkansas at Little Rock

Christopher J. Jensen, Ph.D.

Norman Jensen, Ph.D., Millikin University

Jennifer Jerlstrom, M.A./M.S. candidate

Marjorie Jimenez, B.A./B.S.

Eric Johnson, B.A./B.S.

Ann S. Johnson, M.A./M.S.

Patricia Johnson, M.A./M.S.

Deanna Johnson, M.A./M.S.

Angeline Johnson, M.P.H.

Amy Johnson, M.D.

Michael O. Johnson, M.A./M.S.

Kimberley Johnson, D.V.M.

Phillip Johnston, Ph.D. candidate

Mark Johnston, Ph.D., University of Colorado School of Medicine

Robert A. Johnstone, M.A./M.S.

Jay H. Jones, Ph.D.

Ileana Z. Jones, M.A./M.S.

James Jones, M.A./M.S., Bethpage State Park

Virginia A. Jones, Ph.D.

Andrew Jones, Ph.D., California State University, Fresno

Lynne Jones, Ph.D., Centre for Global Mental Health, London School of Hygiene & Tropical Medicine

Kathy Jongsma, Ph.D.

Sandra K. Joos, Ph.D.

Dorothy Jordan, D.V.M.

Byron D. Jordan, Ph.D.

Julia Jorgensen, Ph.D.

Susan I. V. Judge, Ph.D.

Steven Juliano, Ph.D.

Larry Junck, M.D.

Robert S. Juracka, M.A./M.S.

Ron Jyring, Ph.D.

Bill Kaemmerer, Ph.D.

Sidney Kahn, Ph.D.

Scott Kampas, M.A./M.S.

Louise Kane, M.A./M.S., J.D.

Edward Kansa, Ph.D.

Angela Kantola, M.A./M.S., U.S. Fish and Wildlife Service (Retired)

Robert Kaplan, D.V.M.

Roxanne Karimi, Ph.D., Stony Brook University

John Karlin, Ph.D.

Larry Karns, M.A./M.S.

Ronald Karpick, M.D.

Ryan Kasak, Ph.D.

Mary Kaysinger, Ph.D.

Paul Keady, B.A./B.S.

Gerald Patrick Kealey, M.D. candidate

Curtis R. Keedy, Ph.D.

Rachel Keen, Dr. P.H.

Walter Keene, M.A./M.S.

Diane Keeney, Dr. P.H.

Theresa Keller, N.P.

Sirid Kellermann, Ph.D.

Don H. Kelley, M.D.

Terry Kelley, B.A./B.S.

Gary Kempen, M.B.A.

Sara Irene Kennedy, M.A./M.S.

Thomas Kennedy, Ph.D.

David Kerlick, Ph.D.

Paul Kerman, M.A./M.S.

Harry Kershner, Ph.D. candidate

Harrie Kessler, M.A./M.S.

Manohar Khirbat, Ph.D.

Max Kiefer, M.A./M.S., Centers for Disease Control and Prevention (Retired)

James Kinch, M.A./M.S.

Judith King, M.P.H.

Sue King, M.A./M.S.

Nancy Kingston, M.P.H.

Elizabeth Kinney, M.D.

John Kipp, Ph.D.

John G. Kirk, Ph.D.

Jon Kirkpatrick, Ph.D.

David H. Klassen, Sr., Ph.D.

Renee Klein, M.A./M.S.

David Klein, Ph.D.

Phil Klein, Ph.D., University of Iowa

Daniel Kleppner, Ph.D.

Harvey Kliman, Ph.D.

Melissa Kline, M.D.

Leah Knapp, D.V.M.

Nicole Knapp, M.A./M.S.

Peter Knippertz, Ph.D., Karlsruhe Institute of Technology

Lloyd Knox, Ph.D.,

William Koch, Ph.D.

John M. Koerner, Ph.D. candidate

R. Kohlmann, B.A./B.S.

Joseph Kohn, M.D.

Kristin Kokal, M.A./M.S.

Janet L. Kolodner, Ph.D.

John Kolstoe, M.D.

Walter A. Korfmacher, Ph.D.

Diana Koulechova, Ph.D.

Adam Kovac, M.D.

Rita Kovshun, M.A./M.S.

Jill Kowal, Ph.D.

Mark M. Kozubowski, Dr. P.H.

Jessica L. Krakow, Ph.D.

Arthur Krakowsky, M.A./M.S.

Bert Krauss, M.A./M.S.

Richard Krawczyk, M.A./M.S., NASA (Retired)

Bruce Krawisz, M.D.

Wolf Krebs, D.V.M.

Karel Krerzschmar, M.D.

Dubear Kroening, Ph.D., University of Wisconsin-Oshkosh

Shelly Krueger, Ph.D. candidate

Carole Kruse, M.A./M.S.

Joe Kuczynski, Ph.D.

Elaine Kuehn, M.A./M.S.

Gregory P. Kulacki, Ph.D., Union of Concerned Scientists

Joel Kurtzberg, M.A./M.S.

Edward J. Kushner, Ph.D.

Michael Kutilek, Ph.D., San José State University

Lisa J. Kutner, M.D.

Danelle Laflower, M.A./M.S.

Maureen Lahiff, Ph.D., University of California, Berkeley, School of Public Health

Benjamin Lai, M.A./M.S.

Tim Laidman, B.A./B.S.

Kara Laing, Ph.D., Vectayn Limited

Laura Lambert, Ph.D.

Jim Lambeth, M.A./M.S.

John W. Lamperti, Ph.D., Dartmouth College (Emeritus)

Philip Landrigan, M.D., Boston College

Beth Lange, M.A./M.S.

Rene Langis, Ph.D.

James Larson, Ph.D.

Beth Larson, Ph.D., Arizona State University and Mesa Community College

Pat LaStrapes, M.B.A.

Roger Latham, Ph.D.

Richard LaVal, Ph.D.

Vinnedge M. Lawrence, Ph.D.

Silvia Leahu-Aluas, M.A./M.S.

Chuck Z. Leavell, M.A./M.S.

Breck Lebegue, M.D.

Diane Lebo, Ph.D.

Dennis Ledden, M.A./M.S.

Kenneth Lederman, Ph.D. candidate

C. Virginia Lee, M.D.

Christoph Leemann, Ph.D.

Philip Alan Lefcourt, B.A./B.S., Institute of Electrical and Electronics Engineers

Theresa Legros, M.A./M.S.

Theresa M. Lehman, B.A./B.S.

Barbara Lehman, Ph.D.

Charlotte Lehmann, M.A./M.S.

Eric Lehoux, Ph.D.

Tracy C. Leinbaugh, Ph.D.

Scott Lenthe, Ph.D.

Barry R. Lentz, Ph.D.

Christopher Lepczyk, Ph.D.

Jor Lerback, Ph.D.

Eric Lester, M.D.

Gregory Scott Lett, Ph.D.

Joyce N. Levine, Ph.D.

Felicia Lewis, M.D.

Richard T. Lewis, Ph.D.

Susan Lewis, D.V.M.

Shawn Lewis, B.A./B.S.

Debora Ley, Ph.D.

Elliott Lieb, Ph.D., Princeton University

David Liedlich, M.A./M.S.

Carolyn C. Liesy, M.A./M.S.

Benjamin G. Liles, Jr., Ph.D.

Richard Lillie, M.P.H.

Ashley Lindell, M.D.

Paige Lindo, Ph.D. candidate

Mary Louise Linn, M.A./M.S.

James T. Linnemann, Ph.D.

Connie Lippert, M.A./M.S.

Allen I. Lipsey, M.D.

Don Lipsitt, M.D.

Louise Marie Lisi, M.D.

Elyria Little, M.A./M.S.

Dwight Little, M.D.

James Little, M.D.

Elaine Livingston, M.A./M.S.

Christine Hartman Llewellyn, M.D.

Luis Loaiza, B.A./B.S.

Richard Loeppert, Ph.D.

Heather Logan, Ph.D.

Annabelle Lolinco, Ph.D. candidate

Jim Long, Ph.D.

Elizabeth Long, Ph.D.

Larry Long, Ph.D.

Julie Long, M.D.

Andrew E. Long, Ph.D., Northern Kentucky University

David Lonsdale, M.A./M.S.

Jairo H. Lora, Ph.D., GreenValue Enterprises

John P. Lorand, Ph.D.

Michael Loranty, Ph.D.

Frank Lorch, M.D.

Herbert Lord, Ph.D.

Robin Lorentzen, Ph.D.

Philip Loring, Ph.D.

Hilary Lorraine, Ph.D.

Catherine Lott, M.A./M.S. candidate

Daniel Lutzker, Ph.D.

Dusan Lysy, Ph.D.

Gordon MacAlpine, Ph.D.

Robert MacCallum, M.A./M.S.

John William MacClarence, Sr., M.A./M.S.

Ruby MacDonald, Ph.D.

Dugald MacGilp, M.A./M.S.

Charles Macquarie, B.A./B.S.

Alex M. Madonik, Ph.D.

Maria Magana, M.A./M.S.

Daniel Magennis, M.A./M.S.

Ann Magennis, Ph.D.

Rasigan Maharajh, Ph.D.

Cynthia Mahoney, M.D., Climate Action Now

George Jed Maker, M.D.

Dave Makings, Dr. P.H.

Sophia Malamud, Ph.D.

David J. Malcolm, Ph.D.

Suhas Malghan, M.A./M.S.

Laura J. Mandel, M.D.

Scott Mann, M.D.

John R. Manning, Ph.D.

Jill Manske, Ph.D.

Victoria Marcello, Ph.D.

Paul Marchant, Ph.D.

Jack David Marcus, M.P.H.

Ara Marderosian, B.A./B.S.

Mary Mark, M.A./M.S.

David B. Mark Welch, Ph.D.

Anthony Marmont, Ph.D.

Paul Marques, Ph.D., Pacific Institute for Research and Evaluation

Lydia Marsden, M.A./M.S., ShareAction

Leslie B. Marshall, Ph.D.

Karel Martens, Ph.D.

John Martin, Ph.D.

Gary Martin, Ph.D., Acacia Communications Inc.

Katherine Martin, M.D.

Camille Martina, Ph.D.

Julie Mascarenhas, Ph.D.

Andrew Mashintonio, Ph.D.

Kathryn Mason, Ph.D.

Andrea Massari, Ph.D., Waymo

Diane F. Matesic, Dr. P.H.

Albert R. Matheny, Ph.D.

William Mawby, Ph.D.

Stella Nyambura Mbau, Ph.D.

Eric K. McCall, Ph.D.

James Andrew McCammon, Ph.D.

Patrick McCann, M.A./M.S.

Shirley McCarthy, M.D.

Cynthia McCarthy, M.A./M.S.

Michael McCartney, M.A./M.S.

Kathryn McChesney, M.A./M.S.

Marianne McClure, Ph.D. candidate

Patrick McCullough, M.D.

Gordon McCurry, Ph.D.

Melanie McDermott, Ph.D., The College of New Jersey

Sharon McDonough-Means, M.D.

Debra McElroy, M.A./M.S.

Hugh McElwain, M.A./M.S.

William McGrath, M.A./M.S.

William McKinney, Ph.D.

Wallace McMullen, M.A./M.S.

Karla McNamara, Ph.D.

Rita McWilliams, Ph.D.

Howard J. Mead, M.A./M.S.

Anthony Measham, M.D.

Neera Mehta, Ph.D.

James Melloh, M.D.

Garry Melonson, M.A./M.S.

Iris Meltzer, M.P.H.

Norman Meres, Ph.D.

Delta Merner, Ph.D., Union of Concerned Scientists

Edgar Meyer, M.D.

Robert Michaelson, Ph.D.

Eric Michelsen, Ph.D., University of California San Diego

Scott Milam, M.A./M.S. candidate

Mario Milch, M.D., Vitas Healthcare

Radmila Mileusnic, Dr. P.H.

Steven G. Miller, M.A./M.S.

Susanna H. Miller, M.A./M.S.

Ron Miller, M.A./M.S.

Don H. Miller, Ph.D.

Susan Miller, M.D.

Douglas K. Miller, M.D., Indiana University, Regenstrief Institute, and St. Louis University

Donald Miller, Ph.D.

Blake Mills, M.A./M.S.

Christopher Milly, Ph.D.

Jack Milton, Ph.D.

Dale E. Minner, M.D.

Walt C. Mintkeski. M.A./M.S.

Maria Misovich, Ph.D. candidate

Robert Mitchell, Ph.D.

Jan Modjeski, Ph.D.

Bryan Moffitt, M.A./M.S.

Dominic Molinari, M.A./M.S.

James R. Monroe, M.A./M.S.

Phil Monroe, M.D.

Todd C. Monson, Ph.D.

Maria Montag, B.A./B.S.

Marianne Moore, Ph.D.

Elizabeth Moore, M.A./M.S.

Deborah Moore, M.A./M.S.

Eileen Moran, Ph.D.

Alexandra Morel, Ph.D., University of Dundee

Gareth Morgan, D.Clin.Psy., University of Leicester

Henry Morgen, M.A./M.S.

Douglas Morrison, Ph.D.

Gerald Moser, Dr. P.H., Justus-Liebig-University Giessen

Rosalind Mott, Ph.D.

Mark Mountford, M.D.

Stephen Mudrick, Ph.D., University of Missouri

Thomas Muench, M.A./M.S.

Michael A. Mulligan, M.A./M.S.

Miguel L. Munguira, Ph.D.

Desmond L. Murphy, B.A./B.S.

Brigid Murphy, D.V.M.

Joan Murray, Ph.D., Alliant International University

Ellyn Z. Musser, M.D.

Thomas P. Mutton, M.D., Forsyth Medical Center

Wesley Nanamor, M.A./M.S.

Marvin Napgezek, M.D.

Jean Marie Naples, Ph.D.

Marcelo Nasif, M.D.

Carroll A. Nast, B.A./B.S.

Bineh Ndefru, Ph.D. candidate

Julie Neander, M.A./M.S., City of Arcata

Elizabeth Neary, M.D.

Ryan Neely III, Ph.D.

Marion Neffgen, Ph.D., National Health Service

Maya Negev, Ph.D.

Richard Nelesen, Ph.D.

Julie A. Nelson, Ph.D., University of Massachusetts Boston

Scott Nelson, M.D.

John Nettleton, M.A./M.S., Cornell Cooperative Extension

Armand Neukermans, Ph.D.

Elizabeth Newton, Ph.D.

Greg Nicholas, B.A./B.S.

Bruce Nicholson, Ph.D., University of Maine

Nathan Nielsen, M.D.

Paul Nielsen, Ph.D.

Lynn Nielsen, Dr. P.H.

Anne W. Nielsen, M.A./M.S.

Michael Niemack, Ph.D., Cornell University

Tanya Nieri, Ph.D., University of California, Riverside

Michele Nihipali, M.P.H.

Pamela Nitsos, M.D.

Nicholas Noe, Ph.D.

Mark A. Nokes, Ph.D.

Sharon Ann Nolting, M.A./M.S.

Mike J. Noone, Ph.D.

Nausicaa Noret, Ph.D., Université Libre de Bruxelles

Martha Novak, Ph.D.

Eva Novotny, Ph.D.

Dana Nuccitelli, M.A./M.S.

Sean O'Connell, Ph.D.

Dewey Odhner, M.A./M.S.

Ruth O'Donnell, M.A./M.S.

Gregg Lawrence Oelker, M.A./M.S.

Martha O'Kennon, Dr. P.H.

Ad Olansky, Ph.D.

Margaret Olness, M.A./M.S.

Link Eric Olson, Ph.D., University of Alaska Fairbanks

Michael Orleski, Ph.D.

Margaret Liz O'Rourke, D.V.M., Animal Urgent Care

James M. Orr, Ph.D.

Javier Ortiz, M.A./M.S. candidate

Peter B. Ortner, Ph.D.

Rosemary Ostfeld, Ph.D.

Fred Oswald, M.A./M.S.

Ann Owen, M.D.

Emma Oxford, Ph.D. candidate

Urmila Padmanabhan, Ph.D. candidate

Lisa Page, Ph.D.

Ronald Pagnucco, Ph.D.

Paul Palla, B.A./B.S.

Sarah Pallas, Ph.D., University of Massachusetts Amherst

Morton B. Panish, Ph.D.

Chrys Papadopoulos, M.A./M.S.

John H. Parker, Ph.D.

Jenna Parker, Ph.D.

Stuart Parkinson, Ph.D., Scientists for Global Responsibility

Sue Parsell, M.A./M.S.

Patricia Parsley, M.D.

Adina Parsley, M.D.

Charlie H. Patterson, D.V.M.

Phillip Patzer, B.A./B.S.

Linda E. Paul, Ph.D.

Chester F. Pauls, M.A./M.S.

Jerome Paulson, M.D.

Patricia Pazos, Ph.D.

Donald Pearson, M.A./M.S.

Walter C. Pearson, B.A./B.S.

Emilie Pechuzal, M.A./M.S.

Judith Pederson, Ph.D., MIT Sea Grant College Program

Janet Perlman, M.D.

Vincent Perrot, Ph.D.

Michael P. Petelle, Ph.D.

Robert Allen Petersen, M.D., Boston Children's Hospital

Alan S. Peterson, M.D.

Winfield Peterson, M.A./M.S.

Tom Petska, M.A./M.S.

Janis Petzel, M.D.

William Pevec, M.D., University of California, Davis, School of Medicine

Elmer Phillippi, M.A./M.S.

Carly Phillips, Ph.D., Union of Concerned Scientists

Anna Pigott, Ph.D.

Hayley Pinto, M.R.C.Psych.

Christopher Pitt, B.A./B.S.

George Plummer, M.A./M.S.

James Poletto, M.A./M.S.

Deborah Polk, Ph.D., University of Pittsburgh School of Dental Medicine

Stephen Pollaine, Ph.D., Lawrence Livermore National Laboratory

Seth Porter, Ph.D.

James Posakony, Ph.D.

John D. Potter, Ph.D.

Andrew G. Poulos, M.D.

Abhishodh Prakash, Ph.D., University of Oxford

Theresa Pretlow, Ph.D., Case Western Reserve University

Lou Priem, M.D.

Linda Proudfit, Ph.D., Governors State University (Emeritus)

Herbert Pummer, Ph.D.

Kurt Rademaker, Ph.D., Michigan State University

Patrick Rakes, M.A./M.S.

Carmen Ramirez, M.A./M.S.

Paul Ranney, M.A./M.S.

Sheetal Rao, M.D.

Susanne Raynor, Ph.D.

Christopher Rea, Ph.D.

Anne-Marie Read, Ph.D.

William Reamy, M.A./M.S.

Ralph Redman, M.A./M.S., Pratt & Whitney

Robert Reed, M.A./M.S.

Jennifer Regoli, B.A./B.S.

Gregory A. Reichert, M.A./M.S.

David Reichmuth, Ph.D., Union of Concerned Scientists

Randolph G. Reims, M.D.

Leonard Reinhart, B.A./B.S.

Kenneth Reiszner, Ph.D., REAL, Inc.

Arnold Reitze, J.D., M.P.H., George Washington University Law School (Retired)

Linda Remy, Ph.D.

John Renfrew, Ph.D.

Roshan Reporter, M.D.

James H. Reynolds III, Ph.D.

Louis P. Richard, M.A./M.S.

Gail Richardson, Ph.D. candidate

Bruce A. Richman, Ph.D.

Kimberly Rigger, M.A./M.S.

Richard S. Riggs, B.A./B.S.

Peter G. Rimbos, M.A./M.S.

Frank Rimler, M.B.A.

Juanita Rinas, Ph.D.

Paul Rissman, Ph.D., Rights CoLab

Douglas Rives, M.A./M.S.

Megan Robbins, M.A./M.S.

Ruth Roberts, M.A./M.S.

Richard Robinson, B.A./B.S.

Ruth Robison, Ph.D.

Chuck E. Rocco, B.A./B.S.

Lisa Roche, Ph.D.

John Rogers, M.A./M.S., Union of Concerned Scientists

Barbara Rogers, M.A./M.S.

Tanya L. Rogers, Ph.D.

Kevin Rolfes, M.A./M.S.

Robert Root, M.D.

Gregory J. Rosasco, Ph.D.

Judith Rose, M.A./M.S.

Stephen Rosenblum, Ph.D.

Bill Rosenthal, Ph.D.

Jeri Roth, M.A./M.S.

Katy Roucoux, Ph.D.

Virginia G. Rovnyak, Ph.D.

Penny Rowe, Ph.D.

Patricia Rowell, Ph.D.

Jean C. Roy, M.A./M.S.

Stuart Rubinow, Ph.D.

Steven Rudnick, Ph.D., University of Massachusetts Boston (Retired)

Emily Rugel, Ph.D.

John Ruhl, M.A./M.S.

Lawrence Rush, M.D.

Sam Rushforth, Ph.D.

Nerissa Russell, Ph.D.

Robert Jake Rutherford, M.D.

Laurie Ryan, Ph.D.

Ruth Ryave, M.D.

Stephen M. Sachs, Ph.D.

Shaina Sadai, Ph.D., Union of Concerned Scientists

Chandrika Sadanand, Ph.D., Bowdoin College

Daniel Safer, Ph.D.

Phyllis Safman, Ph.D.

Michelle Saint-Germain, Ph.D.

Robert Salinger, M.D.

Peter A. Sampou, Ph.D.

Ivar Sanders, B.A./B.S.

Charlotte Sanders, Ph.D.

Peter Santogade, M.D.

Mona Sarfaty, M.D., M.P.H.

Antonio Sarmiento, Ph.D.

Antonio F. Sarmiento, Ph.D.

Dale Sartor, P.E.

Barbara Sattler, Dr. P.H.

Tamar Sautter, M.D.

Rick E. Savage, M.A./M.S.

Elizabeth Sawyer, Ph.D., University of Westminster

Marta Schaaf, Dr. P.H.

Timothy Schacht, D.V.M.

Gunnar W. Schade, D.Sc., Texas A&M University

Jahna Schadt, B.A./B.S.

Irene Schaperdoth, M.A./M.S.

Susan Schapiro, M.D.

Andrea Schauer, M.D.

Roberta Schear, Ph.D.

Terry Scheckwitz, M.A./M.S.

John Schellenger, Ph.D.

John Schenck, M.D.

Alan Schenck, B.S.M.E

Linda Schermer, M.P.H.

Carol Scherpenisse, M.D.

Sven Scherrer, M.A./M.S.

Arndt Schimmelmann, Ph.D.

Karen Schlais, M.A./M.S.

Leo Schleicher, Ph.D.

Henry Schlinger, Ph.D.

John Schmidt, Ph.D., SUNY Albany

Tim Schmitt, M.A./M.S.

Gladys Schmitz, M.A./M.S., School Sisters of Notre Dame

Susan M. Schneider, Ph.D., Western Michigan University

William J. Schoene, B.A./B.S.

Spruce Schoenemann, Ph.D., University of Montana Western

John Schuenemeyer, Ph.D., University of Delaware

Michael Schuette, Ph.D.

Richard Schulte, Ph.D.

Kurt Schultz, M.A./M.S.

Laura M. Schulz, Dr. P.H.

Lawrence Schulz, M.A./M.S.

Peter Schulze, Ph.D.

Tom Schuppe, Ph.D.

Marlene Schwarz, Ph.D.

Arthur Schwarz, Ph.D., Southwestern Adventist University

Frank Schwing, Ph.D., National Oceanic and Atmospheric Administration

Michael Scott, Ph.D., University of Rochester

James Scoville, B.A./B.S., American Society of Mechanical Engineers

Fredrick J. Seil, M.D.

Christine Sepulveda, Ph.D.

Andrew Serafin, M.A./M.S.

Scott Sesher, M.A./M.S.

Gary Peter Shamshoian, M.A./M.S.

Erik Shank, B.A./B.S.

Judith Shapiro, Ph.D.

Jonathan Shapiro, Ph.D., University of Manchester

Paul Shapiro, Ph.D., University of Texas at Austin

Nancy Shaw, M.A./M.S.

Leo Shea, Ph.D.

David Shearman, Ph.D., University of Adelaide

Theresa Shebalin, Ph.D., Durham Academy

Pat Sheehan, M.A./M.S.

Steve Sheffield, Ph.D.

Phil Shephard III, M.A./M.S.

Donald H. Shepherd, Ph.D.

Benna Sherman, Ph.D.

Sue Sherratt, Ph.D.

Rebecca Sherry, Ph.D.

Jeffrey Shires, B.A./B.S.

Joel D. Shore, Ph.D.

Alexis Shusterman, Ph.D., American Association for the Advancement of Science

Richard Siegel, M.A./M.S.

Bruce H. Sielaff, Ph.D.

Dan Silver, M.D.

Linda G. Silversmith, Ph.D.

Timothy Simmons, M.D.

Catherine Sims, M.D.

Margaret R. Singh, Ph.D.

Randle Sink, M.A./M.S.

Linda Sizemore, Ph.D.

David Skinner, Ph.D.

Michael Sklar, M.A./M.S.

John E. Smedley, Ph.D.

Peter D. Smith, M.A./M.S.

Peter Robert Smith, B.A./B.S.

Clifford Smith, Ph.D.

James Smith, M.A./M.S.

Stuart W. Smith, Ph.D.

Copley H. Smoak, M.A./M.S., Conservancy of Southwest Florida

Robyn Smyth, Ph.D.

Tori Snell, D.Clin.Psy.

Beth Snider, M.D.

Stephen L. Snyder, M.A./M.S.

Shaun Snyder, B.A./B.S.

Gerry Snyder, M.A./M.S.

Gert Soer, M.A./M.S.

Mary L. Sohn, Ph.D., Florida Institute of Technology

Jed Soleiman, M.A./M.S., University of Oxford, Environmental Change Institute

Richard H. Solomon, Ph.D.

Steven D. Solomon, Ph.D., The Relationship Institute

Peter F. Somssich, Ph.D.

Steven Sondheim, M.A./M.S.

Elizabeth Songalia, M.P.H.

John A. Sorrentino, Ph.D., Temple University

Margaret E. Sowerwine, M.D.

Dylan K Spaulding, Ph.D., Union of Concerned Scientists

Paul Spekkens, Ph.D.

Julie Spencer, D.V.M.

Robert J. Spensley, M.D.

Edward Martin Spevak, Ph.D., Saint Louis Zoo

Diederick Sprangers, M.A./M.S.

Lynza Sprowl, Ph.D.

Vijaya Sridharan, M.A./M.S.

Stephanie St. Pierre, M.P.H.

Dan Stanger, M.A./M.S.

Susan A. Starr, M.A./M.S.

Derek Steele, Ph.D.

Kelly P. Steele, Ph.D.

Richard Stein, Ph.D.

Ninian Stein, Ph.D.

Scott Steinman, Ph.D.

Leigh Stephens, D.V.M.

Dianna Paviso Stern, M.P.H.

Thomas Sterner, Ph.D.

Wolfgang Sterrer, Ph.D.

Palmer Steward, Ph.D.

Sarah B. Stewart, Ph.D.

Dana L. Stewart, M.A./M.S.

Dalton Stewart, Ph.D. candidate

John Stewart, Ph.D., University of Hartford (Emeritus)

Christopher Still, Ph.D.

Rod Stokes, M.A./M.S.

Paul Stokes, M.A./M.S.

Michael L. Stoolmiller, Ph.D.

Robert Storc, M.A./M.S.

Jeffrey Story, M.A./M.S.

Laura Strong, Psy.D.

Fred P. Struck, B.A./B.S.

William Stueve, M.D.

Jessica Summers, D.V.M.

Erica Suosaari, Ph.D.

Andrei Surženkov, Ph.D.

Chloe Sutcliffe, Ph.D., Royal Horticultural Society

Rex Sutton, M.A./M.S.

Linda Pearle Svec, M.D.

Joanne Swanson, M.A./M.S.

Jerry M. Swatez, Ph.D.

Mark Swayne, M.A./M.S.

Ruth Swenson, M.A./M.S.

Justyna Swidrak, Ph.D.

Bruce Switzer, Ph.D.

Mark H. Swoiskin, M.D.

Robert Sykes, Ph.D.

D. Marian Szebenyi, Ph.D.

Daniel B. Szyld, Ph.D.

Kenneth H. Talan, M.D.

Jacqueline Tanaka, Ph.D.

Joanna Tang, Ph.D. candidate

Martin Tangora, Ph.D.

Donald Tanis, M.D.

James Taylor, Ph.D.

Tanya Taylor, Ph.D.

Valari Taylor, M.A./M.S.

Mike Taylor, M.A./M.S., City of Gustavus, Alaska

Andrew D. Taylor, Ph.D.

Regi Teasley, Dr. P.H.

Ray C. Telfair II, Ph.D.

Carolina Temporao, Ph.D. candidate

Terumi Terao, Ph.D.

Stephen Tettelbach, Ph.D.

Burton Thelander, M.A./M.S., The Joint Commission

Elizabeth Therkilsen, M.A./M.S.

Aaron Thierry, Ph.D., Cardiff University

Janice E. Thies, Ph.D.

Ralph Thomas, B.A./B.S.

Linda Thompsen, M.A./M.S.

Richard Thompson, B.A./B.S.

Edward Thornton, Ph.D., University of Pennsylvania

Mary Thorpe, M.A./M.S.

Maury Tigner, Ph.D., Cornell University

Beatrice Ting, M.D.

Sharon Tkacz, Ph.D.

Larry S. Tobacman, M.D.

Michael Jeremy Todd, Ph.D., Cornell University

Margot H. Tollefson Conard, Ph.D.

Tom Tolman, M.A./M.S.

Jano Topercer, Ph.D.

Jerry Torrance, Ph.D.

Arelis Torres, M.A./M.S.

Kristin Toscano, M.A./M.S.

Laurie Towne, M.D.

Steven Tracy, M.D.

Mario Troiani, M.A./M.S.

Chris Tromley, B.A./B.S.

Frederick Tuck, M.A./M.S.

Walter B. Tucker III, M.A./M.S.

Robert Tucker, Ph.D.

Frank Turner, M.D.

Liz Tymkiw, M.A./M.S.

James Uleman, Ph.D.

Steven Ungar, Ph.D.

Tom J. Valente, M.D., Verde Valley Medical Center

Elia Valentini, Ph.D., University of Essex

Mark Van Etten, M.D.

Elisabeth Julie Vargo, Ph.D.

William M. Vaughan, Ph.D.

Marc P. Vayssieres, Ph.D.

Thomas Veblen, Ph.D., University of Colorado Boulder (Emeritus)

Dorothea Vecchiotti, Ph.D.

Carolyn Velez, M.A./M.S.

Ramachandra P. Vemulapalli, M.A./M.S.

Hans Vernaeve, Ph.D.

Erik Verriest, Ph.D.

John C. Vickery, M.A./M.S. candidate

Andreas Vilhelmsson, Ph.D.

Kelly Vinehout, Ph.D., Transformation Behavioral Health

James Viney, M.D.

Johan Vlaeyen, Ph.D., Maastricht University & University of Leuven

Erich Vogt, Ph.D.

Alexander Vollmer, D.D.S.

Genevieve von Lob, Dr. P.H.,

Ruchir Vora, B.A./B.S.

Reuben Wade, B.A./B.S.

Courtney Wagner, Ph.D.

Henry Walker, Ph.D.

Scott Walker, M.D.

Louise Walker, B.A./B.S.

Jenny G. Walker, M.D.

James Walker, B.A./B.S.

Greg Walker, Ph.D., University of California, Riverside

Steven M. Wallace, M.A./M.S.

Dennis Walsh, M.A./M.S.

David J. Walsh, M.A./M.S.

John N. Walter, Jr., M.D.

Mark Waltzer, D.M.D.

Edward Z. Walworth, M.D., American College of Surgeons

Sheila Ward, Ph.D.

Ronald Ward, M.D.

Deborah Wardly, M.D.

Patricia Y. Waring, M.P.H.

Alicie Warren, Ph.D.

David M. Warrender, B.A./B.S.

Kathleen M. Washienko, M.P.H.

Dawn Washington, M.B.Ch.B.

Bruce A. Watson, Ph.D.

Pamela Wearsch, Ph.D., Case Western Reserve University School of Medicine

Randall K. Webb, B.A./B.S.

Fran Webber, Ph.D. candidate

Daniel Weber, Ph.D.

Mary Weeden, Ph.D., University of Wisconsin Oshkosh

D. K. Weerasinghe, Ph.D.

Bruce W. Weide, Ph.D., Ohio State University

Sarah Weidman, Ph.D. candidate

Karl Weinrich, M.A./M.S.

Judith Weis, Ph.D., Rutgers University

Joel M. Weisberg, Ph.D.

Edmund Weisberg, M.A./M.S., Johns Hopkins University

Howard Weiss, Ph.D.

Alexandra Welsko, J.D.

Sally Wengrover, Ph.D.

Christopheri Wenzel, M.A./M.S.

Joseph Wenzel, M.A./M.S.

Mel Werbach, M.D.

Rudy J. Werlink, M.A./M.S.

F. Robert Wesley, M.A./M.S.

Paul West, Ph.D.

Brenda Westhorp, M.A./M.S.

Karen Westover, M.A./M.S.

Jill Wettersten, Ph.D.

John Wheeler, B.A./B.S.

Patricia Whelehan, Ph.D.

Victoria A. Whitaker, M.A./M.S.

Nicholas R. White, Ph.D.

Mickey White, M.A./M.S.

Katherine White, M.D.

Mindi White, M.D.

Sally White, M.A./M.S.

Patricia S. White, M.A./M.S.

Patricia White, M.A./M.S.

Margaret White, Ph.D.

Walter Whiteley, Ph.D.

Lane Whitesell, Ph.D. candidate

Brooke K. Wickham, M.A./M.S.

Ron Wielage, M.P.H.

Jay M. Wiesenfeld, Ph.D., Bell Laboratories (Retired)

Lynn Wilbur, Ph.D. candidate

Joan H. Wilce, Ph.D.

David Williams, Ph.D.

John Williams, Ph.D., University of Michigan

Deborah Williamson, Ph.D.

Gerold Willing, Ph.D.

Paul Willis, M.A./M.S. candidate

Monte D. Wilson, Ph.D.

Wayne Wilson, Ph.D.

Marian Wineman, M.A./M.S.

Jeremy Winick, Ph.D.

Bret Winkler, B.A./B.S.

Carla Wise, Ph.D., Power Up for Climate Solutions

Victor Wittmann, B.A./B.S.

Todd Wolf, D.V.M.

Charles Wolfe, M.A./M.S.

Richard Wolfson, Ph.D., Middlebury College

Eugene G. Wollaston, Ph.D.

John Wondzell, M.A./M.S.

Elisha Wood-Charlson, Ph.D.,

Gregory Woodcock, M.A./M.S.

Gail Woodside, Ph.D.

Suzanne E. Worcester, Ph.D., California State University, Monterey Bay

Joel Wormley, D.V.M.

E.K. Worthington, M.D.

Debra Wright, M.A./M.S.

Victoria Wu, Ph.D.

Fred S. Wuertele, M.A./M.S.

Judson Wynne, Ph.D.

Janet Yasenchak-Votta, M.A./M.S.

David Yelton, Ph.D.

Michael Yester, Ph.D.

Yonit Yogev, M.A./M.S.

Mark Youd, B.A./B.S.

John Young, Ph.D.

Lei Yu, Ph.D., Janssen

Greg Zahradnik, M.A./M.S.

Thaddeus Zajdowicz, M.D.

Sam Zappala, M.A./M.S.

Ani Zavody, Ph.D.

Yong Zhang, Ph.D., University of North Carolina at Charlotte

Eric Zimdars, M.A./M.S., US Army Corps of Engineers

Herman Zimmerman, Ph.D., National Science Foundation (Retired)